FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR April 4, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                              FORM  51-102F3

                          MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         April 3, 2007


Item 3   News Release
         ------------

         Issued April 3, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, CANADA, April 3, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biofuel technology and products based on its advanced fast pyrolysis process, announced today that its new flagship Intermediate BioOil plant in Guelph, Ontario, was 'hot commissioned' on March 30th on schedule. Preparations are now continuing for initial production expected later this month. It was also announced that the civil works phase has now commenced at the Company's West Lorne, Ontario, BioOil plant, which is being upgraded prior to renewed production of BioOil to fuel the 2.5 MW gas turbine. The upgraded reactor and burner systems are ready for shipment and the plant is expected to be operational towards the end of this quarter.


Item 5   Full Description of Material Change
         -----------------------------------

5.1  Full Description of Material Change

VANCOUVER, CANADA, April 3, 2007 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), a leader in biofuel technology and products based on its advanced fast pyrolysis process, announced today that its new flagship Intermediate BioOil plant in Guelph, Ontario, was 'hot commissioned' on March 30th on schedule. Preparations are now continuing for initial production expected later this month.

It was also announced that the civil works phase has now commenced at the Company's West Lorne, Ontario, BioOil plant, which is being upgraded prior to renewed production of BioOil to fuel the 2.5 MW gas turbine. The upgraded reactor and burner systems are ready for shipment and the plant is expected to be operational towards the end of this quarter.

Dynamotive President and CEO, Andrew Kingston, said "The hot commissioning went well and results point to an initialization of actual production of biofuel later this month. Clearly, it is a step-by-step process as we are dealing with a variety of systems that need to be brought up to optimum operational capacity over a certain, specified period of time.

"Aside from a short period of poor weather, we have been able to maintain schedules. The construction itself has shown that the modular design has worked well from the point of view of it being potentially feasible to transport an entire plant to almost anywhere in the world by road."

Kingston said that the West Lorne plant is now in the civil works phase with all the dismantling completed. "The key components of the upgraded design, such as the new reactor, have been built and are awaiting installation. Also, all contracts relating to the project are basically in place and we are on track to be operational by the end of the second quarter."

The Guelph plant will be operated by Evolution Biofuels Inc.
Dynamotive has retained a minority ownership position in Evolution Biofuels and will lease the plant to the majority owner.

BioOil produces substantially less smog-precursor nitrogen oxides 'NOx' emissions than conventional oil as well as little or no sulphur oxide gases 'SOx', a cause of acid rain. BioOil and Intermediate BioOil are price-competitive replacements for heating oils #2 and #6 which are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program.


5.2  Disclosure for Restructuring Transactions

     N/A

Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable

Item 7   Omitted Information
         -------------------

         Not applicable

Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:   (604) 267-6013

Item 9   Date of Report
         --------------

         April 3, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


            (signed)  "Andrew Kingston"
                       ---------------
                       Andrew Kingston
                       President & CEO

    DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  April 3, 2007

 DYNAMOTIVE ANNOUNCES GUELPH BIOFUEL PLANT HIT HOT COMMISSIONING TARGET AND
          THAT CIVIL WORKS COMMENCED ON WEST LORNE PLANNED UPGRADE

VANCOUVER, CANADA, April 3, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biofuel technology and products based on its advanced fast pyrolysis process, announced today that its new flagship Intermediate BioOil plant in Guelph, Ontario, was 'hot commissioned' on March 30th on schedule. Preparations are now continuing for initial production expected later this month.

It was also announced that the civil works phase has now commenced at the Company's West Lorne, Ontario, BioOil plant, which is being upgraded prior to renewed production of BioOil to fuel the 2.5 MW gas turbine. The upgraded reactor and burner systems are ready for shipment and the plant is expected to be operational towards the end of this quarter.

Dynamotive President and CEO, Andrew Kingston, said "The hot commissioning went well and results point to an initialization of actual production of biofuel later this month. Clearly, it is a step-by-step process as we are dealing with a variety of systems that need to be brought up to optimum operational capacity over a certain, specified period of time.

"Aside from a short period of poor weather, we have been able to maintain schedules. The construction itself has shown that the modular design has worked well from the point of view of it being potentially feasible to transport an entire plant to almost anywhere in the world by road."

Kingston said that the West Lorne plant is now in the civil works phase with all the dismantling completed. "The key components of the upgraded design, such as the new reactor, have been built and are awaiting installation. Also, all contracts relating to the project are basically in place and we are on track to be operational by the end of the second quarter."

The Guelph plant will be operated by Evolution Biofuels Inc. Dynamotive has retained a minority ownership position in Evolution Biofuels and will lease the plant to the majority owner.

BioOil produces substantially less smog-precursor nitrogen oxides 'NOx' emissions than conventional oil as well as little or no sulphur oxide gases 'SOx', a cause of acid rain. BioOil and Intermediate BioOil are price-competitive replacements for heating oils #2 and #6 which are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Construction progress at the new Guelph plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:
Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028

Nathan Neumer, Director, Communications,
604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange
Commission.